United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Analyst & Investor Tour 2025 Minas Gerais, September 10th, 2025

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 10, 2025		Director of Investor Relations

Analyst & Investor Tour

2025

Minas Gerais, September 10th, 2025

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) iron ore reserves on slide 5; (ii) iron ore supply and grades on slide 9; (iii) sales of Pellet Feed China on slide 12; (iv) sales of mid-grade Carajás on slide 13; (v) autonomous truck fleet on slide 24; (vi) production capacity and production mix from Brucutu on slide 26 and 27; (vii) production costs on slide 27 and 28; (viii) production mix and tailing Fe content from Conceição II plant on slide 29; (ix) implementation of projects on slide 30; (x) unitary costs on slide 34; and (xi) capital expenditures on slide 35.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."

VALE

Analyst & Investor Tour

2025

Marcelo Bacci

VALE



Welcome to Minas Gerais, where Vale was born



Minas Gerais State
Itabira
Minas Centrais
(We are here)
Belo Horizonte
Mariana
Paraopeba
Vargem Grande
MRS railway
Southern System
Southeastern System
Vitória–Minas Railway
(EFVM)
Espírito Santo State
Tubarão Port
(Vitória)

- Significant presence in Minas Gerais, with **83 years of operation**
- **45%** of Vale's **iron ore production**[1]
- **>6 Bt reserves** of iron ore distributed in **5 operating complexes**
- **Protection of 73,000 ha**, equivalent to 2x the size of Belo Horizonte

[1] In 2023 and 2024.

VALE

Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Vale 2030
Trusted Partner
Performance Driven

Superior Portfolio

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth

Trusted Partner

- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency

Performance Driven

- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions

Analyst & Investor Tour

2025

Rogério Nogueira

Maximizing product portfolio value in any scenario

Short-term
Traditional steelmaking routes

Adjusting portfolio for value optimization

Portfolio optimization

Long-term
New steelmaking routes

Developing solutions for greener steelmaking processes

Portfolio re-design

Decarbonization journey



VALE

VALE

Achieving the sweet spot zone requires steelmakers to use different types of ore

Al_2O_3/SiO_2 diagram[1]

Vale's 2024 product portfolio



% Al_2O_3
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
High alumina
High alumina
High silica & alumina
High silica
Vale's iron ore fines
Australian/Indian iron ore fines
Ideal burden zone
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0
6,5
7,0
7,5
8,0
% SiO_2

Silica – SiO_2

- Affects sinter stability and reducibility impacting blast furnace performance
- Optimal range between 4.5% and 6.0%

Alumina – Al_2O_3

- Impacts slag quality and viscosity
- High-alumina content requires more coke to keep slag flowing

Al_2O_3/SiO_2 ratio

- Plays a critical role in slag formation and viscosity
- Impacts coke rate and productivity

[1] The isocurve shows the Al2O3/SiO2 ratio limit for an efficient sintering and blast furnace operation.

VALE

Decisions centered on value creation

- **Concentrating** high-silica ores
- Launching new **mid-grade** products
- Adjusting **Carajás silica specification**
- Improving **supply chain flexibility**

Concentration of high-silica products as a catalyst for portfolio repositioning

Avg. quality (%)


High-silica products
PFC[1]
<55%
62-63%
~14%
~5%
Fe%
SiO2%

PFC[1] product sales (Mt)


9
13
~24
~2x
2022
2024
2025

Unlocking concentration capacity through partnerships

Improved overall margin

- PFC margins are similar to high-silica ore products
- Lower high-silica ore supply leads to lower silica discounts, which benefits Vale's overall portfolio

Finding solutions for sand tailings as by-products

[1] Pellet Feed China.

Carajás mid-grade product well received by customers

Steelmaking with a cost-efficiency focus

- New product tailored to current market needs
- No blending required; competitive C1 cash cost

Premium product over 62% Fe index

- Pricing similar to BRBF
- ~63% Fe content

Maximizing value from Carajás reserves

- Improved strip ratio and reduced license requirement

Mid-grade Carajás

~25 Mt
to be sold in 2025



IOCJ new spec makes Northern System's mine plan more flexible

IOCJ specification

	Fe%	SiO_2	Al_2O_3	P	LOI[1]
Before[2]	65.0%	2.2%	1.4%	0.07%	3.0
After[3]	65.0%	2.7%	1.4%	0.07%	2.7

IOCJ batches SiO_2 variability:


3.3
3.0
2.7
2.4
2.1
1.8
Before²
After³
SiO₂ %

Production optimization

- Improved mass availability mitigates licensing risks
- Potential use of "contact material": volume and C1 benefits along with low phosphorous

Portfolio simplification

- Leaner product mix from the Northern System

[1] Loss on Ignition. The higher the LOI the higher the fuel consumption in the sintering process. [2] IOCJ cargoes from January to April 2025. [3] IOCJ cargoes from May to July 2025.

Vale's flexible portfolio brings solutions closer to blast furnaces' baseload burden

Al_2O_3/SiO_2 diagram[1]

2025 product portfolio


High alumina & low silica
High alumina
High silica & alumina
% Al_2O_3
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
Vale's iron ore fines
Australian/Indian iron ore fines
High silica
High-silica products
(SiO_2 >12%)
IOCJ (new)
IOCJ
Mid-grade (new)
Ideal burden zone
BRBF
PFC
SSFT
1,5
2,0
2,5
3,0
3,5
4,0
4,5
5,0
5,5
6,0
6,5
7,0
7,5
8,0
% SiO_2

[1] The isocurve shows the Al2O3/SiO2 ratio limit for an efficient sintering and blast furnace operation.

Portfolio strategy begins to unfold

Silica and alumina discounts[1] (US$/t)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1% Al_2O_3 discount (3.5–9.0%)
1% SiO_2 discount (1.0–3.5%)
01/25
03/25
05/25
07/25
09/25

62%Fe low alumina premium[2] (US$/t)


4
3
2
1
0
–1
01/2025
03/25
05/25
07/25
09/25

Silica penalty correction supporting Vale's price realization

Demand for low alumina products, like BRBF and Carajás mid-grade, improving gradually

[1] Metal Bulletin indexes. [2] Metal Bulletin 62%Fe low alumina index vs. 62%Fe index.

Supply chain flexibility supporting portfolio strategy and value creation

Vale's extended supply chain


Europe
~3 Mtpy
Oman
~12 Mtpy
~10 Mtpy
~10 Mtpy
China
~24 Mtpy
>120 Mtpy
Malaysia
~25 Mtpy
Brazil
>125 Mtpy
~50 Mtpy
Capacity (Mt)
Concentration
Blending
Agglomeration

20 blending ports worldwide, increasing product offering flexibility

~165 Mtpy of concentration capacity to offer optimized portfolio

Leadership in agglomerates market supporting clients' productivity[1]

[1] Agglomerates refers to iron ore pellets and briquettes.

A winning freight strategy


Freight rate Brazil-China (US$/t)
30
25
20
15
10
2017
2018
2019
2020
2021
2022
2023
2024
Vale's freight cost
Spot C3[1]

Margin protection

- Competitive freight rates with protection against fly-ups

Mixed-sized fleet providing flexibility

- Large vessels driving scale
- Smaller vessels granting capillarity

State-of-the-art vessels

- High energy efficiency
- Vessels prepared for alternative fuels

[1] C3 refers to dry bulk Tubarão to Qingdao route.

Progressing towards low-carbon ironmaking

Partnerships


New concentration plant
Stockyard
Future briquette plant
Pelletizing plant

- Accelerating technology development
- MoUs[1] signed for 35% of Vale's Scope 3
- Jinnan DR[2] concentration plant (~12 Mtpy) to start-up in 2027

Mega Hubs



- Gas supply agreements in place for HBI plants in Oman
- Locking-in potential demand of 30+ Mt of DR feed in the next decade

Agglomerates



- Low-carbon solution for ironmaking
- 15 industrial tests concluded successfully

[1] Memorandum of Understanding. [2] Direct reduction.

Key takeaways

Iron ore depletion reshaping supply

Quality deterioration leading to lower Fe and higher contaminants

Flexible portfolio to maximize value

Active portfolio strategy driving value generation

Supply chain leveraging portfolio

Comprehensive blending, concentration and distribution facilities

Progressing towards low-carbon

Advancing on Mega Hubs and partnerships



Analyst & Investor Tour

2025

Carlos Medeiros

Strategic foundations for production growth

- **Safety** is our core value
- Continuous improvements in operational **stability & efficiency**
- Enhancing **flexibility** across operations and product portfolio


VALE

VALE

Safety

Safety is the core value in our pursuit of excellence

N2[1] events
High-potential recordable injuries

-33%

7M25 vs. 7M24

Advancing towards an accident-free work environment

N3[2] record
Reporting of high potential events

+21x

7M25 vs. 7M23

Reinforcing the preventing mindset before accidents materialize

Critical Risk Management[3]

>45%

Maintenance staff trained[4] by 7M25

Focus on fatalities prevention through inspections and conversations

P events
Process safety events of greater severity[5]

-32%

7M25 vs. 7M24

through preventive actions and critical controls integrity

Note: All the numbers do not include Base Metals. [1] N2 are events with high potential that causes lost time injuries and medical restrictions injuries. [2] N3 are events with high potential that causes First aid, medical treatment and other high potential events . By registering them, Vale learns and carries out preventive actions to avoid N1 and N2 events. [3] Methodology that prevents fatalities, strengthens our safety conversations, and helps us ensure that everyone returns home safely. [4] Inspections carried out by qualified staff to use the CRM tool. [5] Process safety events are incidents that generate an unplanned or uncontrolled release of hazardous material or energy involving equipment or material involving operating assets (P1 and P2).

VALE

Stability & efficiency

Improving stability & efficiency through technology and automation

Our approach

Monitoring

Optimization

Automation

Autonomous Program Case:

Vale's autonomous fleet
(units)


130
28
36
2023
2025
2029

100% autonomous fleet at Brucutu and Capanema

70 trucks at Serra Norte by 2029

Results vs. conventional fleet

Asset utilization[1]:	+4 p.p
Fuel consumption:	-15%
Average speed:	+10%
C1 cash cost:	US$ -0.30/t

[1]Asset utilization rate represents the percentage of hours the asset has been in operation.

Southeastern System at the heart of our strategy

VALE

Flexibility


Minas Gerais State
Itabira
Minas Centrais
(We are here)
Belo Horizonte
Mariana
Paraopeba
Vargem Grande
MRS railway
Southern System
Southeastern System
Vitória-Minas Railway
(EFVM)
Espírito Santo State
Tubarão Port
(Vitória)

Brucutu (Minas Centrais)

Resuming efficient capacity through new processing lines and asset optimization

Capanema (Mariana)

Supporting blending strategy with low-cost volumes

Conceição II (Itabira)

Increasing high-quality pellet feed production through innovative solutions

Flexibility

Brucutu: Bringing back efficient capacity with product flexibility


Key structures and facilities
Tamanduá pile
Phase 3
Torto Dam
Phase 2
Laranjeiras Dam
We are here
Filtration Plant
Phase 1
Processing lines

Production capacity

Phase 1 Filtration plant — ~20 Mtpy

- Commissioned in 2021
- Operations restricted to ~11 Mtpy until then

Phase 2 Torto Dam and 4th line — ~25 Mtpy

- Torto Dam commissioned in 2023
- 4th line re-started in Sep 2024

Phase 3 Tamanduá and 5th line — ~30 Mtpy

- Tamanduá pile license obtained in Dec 2024
- Project brought forward by 2 years (start-up in 2028)
- 5th line planned to re-start in 2029

VALE

Flexibility

Brucutu: Bringing back efficient capacity with product flexibility

Prod. capacity (Mtpy)


Avg. Fe grade
~20
~25
~30
2021 Ph. 1
2025 Ph.2
2029 Ph.3
~50%
~59%
~61%

Product mix (%)


~10%
~10%
~80%
~35%
>60%
<5%
~40%
~60%
2021 Ph. 1
2025 Ph. 2
2029 Ph.3
Pellet feed
Concentration Fines (low-grade)
Sinter feed

Improve in product mix

- Higher pellet feed availability
- Phasing out lower-grade materials
- Increase in sinter feed quality

Competitive volumes

- C1 cash cost currently at ~$21/t; progressively decreasing to <US$ 20/t
- ~US$ 35/t capital intensity for Ph. 3

VALE

Capanema: Delivering quality stability at low cost, supporting blending strategy

Flexibility


Mine pit
Processing plants
WH wastepile

Adding low-cost volumes

- +15Mt with low C1 (< US$20/t)
- Very-low strip ratio (0.1x)

Lower SiO_2 supporting blending

- ~9% SiO_2 vs. 14% from high-silica portfolio

Leveraging from circularity

- 100 Mt production from wastepile until 2033

Itabira: Increasing high-quality pellet feed production through innovative solutions

VALE

Flexibility

Conceição II plant production[1] (Mt)


56%
75%
75%
~80%
2023
2024
2025
mid-term
BF pellet feed
DR pellet feed

[1] Already included in Vale's production plan.

Fe content in the tailings (%)


22
17
16
14
2023
2024
2025
mid-term

Increasing iron recovery in the concentration process

Mine-plant integration driving stability

- Real-time adjustment of processing plants based on the physical and chemical composition of the ROM

Scalable model

- Roll-out planned for Brucutu and Vargem Grande

Enhanced product mix

- +2 Mt in DR pellet feed production capacity
- Improving profitability in US$ 13/t vs. BF pellet feed

VALE

Building flexibility for the future

Flexibility

Vargem Grande 1
15 Mtpy
Sep24

Serra Sul +20
20 Mtpy
2H26

Capanema
15 Mtpy
Nov24

Compact Crusher
50 Mtpy[3]
2H26

2026–2030

- **N3[1]** – 6 Mtpy
- **Serra Leste expansion** – 4 Mtpy
- **Tailings/waste disposal areas[2]** (replacement/ mix improvement)
- **Itabira mines** (replacement)
- **VGR upgrade** (mix improvement)
- **Sohar Plant** (mix improvement)

2030+

- Apolo
- Itabiritos
- Serra do Rabo
- Jaspilite ore concentration
- N1/N2
- Morro 2
- S11A
- S11B
- S11C
- S16/S17

[1] Project approved. Installation license pending for construction advancement at Serra Norte. [2] Includes works for waste and filtered/dry stacked tailings disposal in the Southeastern and Southern Systems.
[3] Capacity to process run-of-mine and waste, including jaspilite.



VALE

Key takeaways

Increased productivity and reliability

Delivering safety and consistency supported by technology

Solid operational performance

Highly confident in achieving 2025 production guidance

Ramping-up key projects

Capanema, Brucutu and Vargem Grande supporting production growth

Flexibility to maximize value

Creating alternatives to generate value in different scenarios



Analyst & Investor Tour

2025

Marcelo Bacci

VALE

Superior portfolio gaining momentum in 2025

Scaling up IO and copper with highly accretive projects

- Vargem Grande and Capanema ramping-up
- Bacaba Preliminary License obtained
- Implementing Serra Sul +20

Flexible portfolio as key to competitiveness

- New mid-grade Carajás product
- Enhanced product mix
- Innovative solutions

Value-oriented decisions to optimize our assets

- Operational excellence driving cost improvements
- CAPEX efficiency
- Focus on asset-light opportunities



Comprehensive cost reduction

All-in costs

Iron Ore
(US$/t)


55.9
53-57
C1[1]
21.8
20.5-22
2024
2025

- Higher volumes leading to fixed cost dilution
- Efficiency program
- Product mix optimization

Copper
('000 US$/t)


2.6
1.5-2.0
2024
2025

- Higher volumes leading to fixed cost dilution
- Higher by-product revenues

Nickel
('000 US$/t)


16.6
14.0-15.5
2024[2]
2025

- VBME ramp-up and higher volumes at Sudbury
- Improved operational performance
- Portfolio optimization

[1] C1 ex-third party purchase cost. [2] 2024 adjusted to reflect the deconsolidation of PTVI.

VALE

Capital allocation: **staying disciplined**

CAPEX *(US$ bn)*


Previous guidance
~5.9
New guidance
5.4–5.7
Growth
~1.6
~1.5
Projects optimization
Sustaining
~4.3
~4.1
Significant sustaining projects delivered
2025
2025

CAPEX optimization
supported by efficiency program

+ US$ 1 billion
in proceeds from Aliança transaction

Healthy FCF generation
2x FCF yield vs diversified peers; supporting shareholder remuneration

[1] Assuming an BRL FX @5.60 in 2025 and 2026.

Key takeaways

Portfolio set to generate long-term value

Building a resilient and flexible portfolio

Sustained cost reduction underway

Improving all-in costs securing competitiveness through-the-cycle

Value anchored in capital efficiency

Continuously capturing opportunities to optimize CAPEX

Robust and consistent returns

Strong returns while delivering on our commitments



VALE